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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Ontario, Canada, January 11, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

         Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Based upon public statements previously made by Hollinger International, it was expected that Hollinger International's 2003 annual financial statements would have been issued by the end of December 2004. However, Hollinger International has advised that it and its auditors need additional time to review the final report of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

         In its press release of January 10, 2005, Hollinger International indicated that it expects to be able to complete its financial statements (and related MD&A) for its fiscal year ended December 31, 2003 by no later than mid-January, 2005, and within approximately two months thereafter to complete its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. This is a necessary but not sufficient condition to permit Hollinger to complete and file its financial statements for the same periods as the completion and audit of Hollinger's financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and its auditors.

         Hollinger International announced on December 31, 2004 that the New York Stock Exchange ("NYSE") had granted it a three-month further extension for it to file its 2003 Annual Report on Form 10-K with the United States Securities and Exchange Commission and that its shares of Class A Common Stock would continue to be listed during this period. The extension is subject to a further review by the NYSE on an ongoing basis. Hollinger International further announced that the NYSE will initiate suspension procedures if its 2003 Annual Report is not prepared by March 31, 2005.

         Following the filing of Hollinger International's financial statements, Hollinger's Audit Committee will consider what, if any, additional financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose and/or complete as a consequence of Hollinger International's filing.

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         Ernst & Young Inc. (the "Inspector") is continuing the inspection of
Hollinger's related party transactions pursuant to an Order of the Superior Court of Justice of Ontario made pursuant to s. 229(1) of the Canada Business Corporations Act. The Inspector has provided five interim Reports with respect to its inspection of Hollinger. Hollinger and its staff have given their full, unfettered and unrestricted assistance to the Inspector in carrying out its duties, including access to all files and electronic data. Hollinger International has also assisted the Inspector in this regard.

         Counsel for the Inspector and various parties appeared before Justice Colin L. Campbell of the Superior Court of Justice of Ontario on January 6 and 11, 2005. The Inspector wishes to examine certain former directors of Hollinger, including Lord Black, F. David Radler and J.A. Boultbee. Counsel for Lord Black and Messrs. Radler and Boultbee each submitted at the hearing on January 6, 2005 that it is premature for the Inspector to take the position that it is essential for their examinations to be conducted in order to write its report. A Notice of Constitutional Issue was served by counsel for Lord Black on December 22, 2004 on the Attorney General of each of Canada and Ontario on the basis that certain of the examinations proposed by the Inspector breach certain provisions of the Canadian Charter of Rights and Freedoms.

         As of the close of business on January 7, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$10.23 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the January 7, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the NYSE of US$15.07, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$237,697,949. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$236.3 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

         On December 17, 2004, the Board of Directors of Hollinger International declared a special dividend of US$2.50 per share of Class A Common Stock and Class B Common Stock (collectively, the "Shares") of Hollinger International to holders of record of such Shares on January 3, 2005, payable on January 18, 2005. The Board of Directors of Hollinger International also declared a regular quarterly dividend of US$0.05 per Share to be paid on January 18, 2005


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to shareholders of record on January 3, 2005. On January 18, 2005, Hollinger will be entitled to receive an aggregate of US$39,432,307.50 in respect of the special dividend and an aggregate of US$788,646.15 in respect of the regular dividend on the Shares. As announced by Hollinger yesterday, upon further analysis, and following the receipt of further particulars in respect of the Hollinger International special dividend and the views of the trustee and collateral agent for the Senior Notes, Hollinger has determined that none of the special dividend is required to be lodged as collateral security for the Senior Notes or Second Priority Notes at this time. Hollinger has not yet made any determination as to the use of the proceeds of the special dividend, which determination will be made by its Board of Directors.

         Hollinger International previously agreed not to block any payment to Hollinger of any dividend or other distribution unless it is required to do so by a court order (which it will not seek), statute or regulation. There is to be no reduction or set-off. Hollinger in turn previously agreed to an extension of the injunction granted by Vice-Chancellor Strine in Delaware limiting Hollinger's control of Hollinger International beyond its original October 31, 2004 expiration date to the earlier of the date the proceeds from the strategic process have been distributed to Hollinger International's shareholders and January 31, 2005.

         The special dividend declared by Hollinger International will result in it distributing approximately US$227 million of the net proceeds from the sale of The Telegraph Group. In announcing the declaration of the special dividend, Hollinger International stated that it was committed to distributing to its shareholders, including Hollinger, a total of US$500 million of the net proceeds of the sale of The Telegraph Group. It has stated that it proposes to distribute the balance of these proceeds in the form of a tender offer for shares of its Common Stock after it publishes its delinquent financial statements and other reports. Alternatively, Hollinger International may consider a further special dividend but it gave no assurances that it would distribute cash to shareholders in either form.

         Hollinger commenced honouring retractions of its Series II Preference Shares on October 28, 2004. On retraction, each Series II Preference Share is exchangeable into a fixed number (being 0.46) of shares of Class A Common Stock of Hollinger International or, at Hollinger's option, cash of equivalent value. To date, such retractions have been effected by Hollinger delivering 0.46 of a share of Class A Common Stock of Hollinger International owned directly or indirectly by it in exchange for each retracted Series II Preference Share. Since October 28, 2004, Hollinger has delivered 9,637 shares of Class A Common Stock of Hollinger International and no cash pursuant to retractions of its Series II Preference Shares. Retractions of Hollinger's outstanding retractable common shares submitted after May 31, 2004 continue to be suspended until further notice.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

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Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com